[Lawson Letterhead]

January 19, 2006

VIA FEDERAL EXPRESS AND EDGAR

Mr. Mark P. Shuman

Ms. Mara L. Ransom

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:                               Lawson Holdings, Inc.
Registration Statement on Form S-4 (the “Form S-4”)
File No. 333-129862
Date Filed:  November 21, 2005

Lawson Software, Inc.
Form 10-K for the fiscal year ended May 31, 2005
Filed on August 1, 2005
Form 10-K/A for the fiscal year ended May 31, 2005
Filed on September 28, 2005
Form 10-Q for the fiscal quarter ended August 31, 2005
Filed on October 11, 2005
Form 10-Q/A for the fiscal quarter ended August 31, 2005
Filed on October 17, 2005
Current Reports on Form 8-K filed on June 7, 2005, June 8, 2005,
June 30, 2005, September 16, 2005, September 29, 2005,
October 5, 2005 and November 21, 2005
File No. 0-33335

Dear Mr. Shuman and Ms. Ransom:

Reference is hereby made to the letters (the “Comment Letters”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated December 21, 2005 and January 6, 2006, with respect to the Registration Statement on Form S-4 filed by Lawson Holdings, Inc. (the “Company”) on November 21, 2005.  On behalf of the Company, I hereby confirm to you the Company’s acknowledgements of the following matters:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter please contact me at (651) 767-4827.

Sincerely,

Lawson Holdings, Inc.

	By	/s/ Bruce B. McPheeters
Bruce B. McPheeters,
Senior Vice President, Secretary and
General Counsel

Lawson Software, Inc.

	By	/s/ Bruce B. McPheeters
Bruce B. McPheeters,
Senior Vice President, Secretary and
General Counsel

cc:	Jonathan Abram, Dorsey & Whitney LLP
Niklas Bjorkqvist, Intentia International AB
Steve L. Camahort, O’Melveny & Myers LLP